# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Synchronoss Technologies, Inc., CIK 0001131554
CUSIP: 87157B400
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 200 Crossing Boulevard, 8th Floor, Bridgewater, New Jersey (NJ), 08807
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002051820-25-000128
Filed by CIK 0002051820

## Reporting persons
- Mount Logan Capital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 867,899; sole dispositive power 0; shared dispositive power 867,899; aggregate amount beneficially owned 867,899 (7.5% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: Synchronoss Technologies, Inc.
Address of issuer's principal executive offices: 200 Crossing Boulevard, 8th Floor, Bridgewater, NJ, 08807

## Item 2. Person Filing
Name of person filing: Mount Logan Capital Inc.
Address of principal business office or, if none, residence: 650 Madison Avenue, 3rd Floor, New York, New York 10022
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 866,788
Percent of class: 7.5
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 866,788
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 866,788

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mount Logan Capital Inc.: /s/ Nikita Klassen, Nikita Klassen (02/03/2026)